Yukon-Nevada Gold Corp. Announces Significant Surface Drilling Results from Open Pit Targets

Vancouver, BC – March 21, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) is pleased to report results from its 2011 surface drilling program which evaluated targets for open pit mining located at its wholly-owned Jerritt Canyon gold operation in Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

HIGHLIGHTS

•	BB-1457 (Burns Basin): 21.35m at 4.05 g/t;

•	BB-1471 (Burns Basin): 22.87m at 3.40 g/t;

•	SC-1385 (Saval): 36.60m at 2.47 g/t;

•	SC-1394 (Saval): 16.77m at 7.85 g/t;

•	PC-144 (Pie Creek): 9.15m at 4.15 g/t;

•	NG-1056 (W. Generator): 15.25m at 1.82 g/t

This 2011 surface drill program included 141 drill holes totaling 49,080 ft, (14,968 m) and “infilled” on and expanded upon historic drill data from three previously mined open pits and one area never previously mined including:

-	Burns Basin (open pit); 61 drill holes totaling 23,740 ft. drilled (7,240.7m);

-	Saval (open pit); 23 drill holes totaling 12,520 ft. drilled (3,818.6m); and

-	Pie Creek (resource area); 17 drill holes totaling 5,600 ft. drilled (1,708.0m); and

-	W. Generator/MCE (open pit); 40 drill holes totaling 7,220 ft. drilled (2,201.1m).

Significant assay results from this drill program are shown in Tables 1 to 4. Surface plan maps illustrating drill hole locations and an assay summary table can be found on the Company website here: http://www.yukon-nevadagold.com/i/pdf/OpenPitSurExplMaps_2011.pdf and here: http://www.yukon-nevadagold.com/i/pdf/OpenPitSurExplDrillAssayResults_2011.pdf

Table 1. Significant 2011 Drill Hole Assay Results from Burns Basin.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade (opt) (g/t)
BB-1456	240.0 ft 73.20 m	335.0 ft 102.17 m	95.0 ft 28.97 m	0.070 opt 2.40 g/t

BB-1457	250.0 ft 76.25 m	320.0 ft 97.60 m	70.0 ft 21.35 m	0.118 opt 4.05 g/t
BB-1458	125.0 ft. 38.12 m	160.0 ft 48.80 m	35.0 ft 10.67 m	0.248 opt 8.50 g/t
BB-1460	30.0 ft 9.15 m	50.0 ft 15.25 m	20.0 ft 6.10m	0.082 opt 2.81 g/t
BB-1464	175.0 ft 53.37 m	230.0 ft 70.15 m	55.0 ft 16.77 m	0.092 opt 3.16 g/t
BB-1466	210.0 ft 64.05 m	230.0 ft 70.15 m	20.0 ft 6.10 m	0.057 opt 1.95 g/t
BB-1466	235.0 ft 71.67 m	255.0 ft 77.77 m	20.0 ft 6.10 m	0.050 opt 1.71 g/t
BB-1471	150.0 ft 45.75 m	225.0 ft 68.62 m	75.0 ft 22.87 m	0.099 opt 3.40 g/t
BB-1475	80.0 ft 24.40 m	100.0 ft 30.50 m	20.0 ft 6.10 m	0.068 opt 2.33 g/t
BB-1477	0.0 ft 0.00 m	45.0 ft 13.72 m	45.0 ft 13.72 m	0.060 opt 2.06 g/t
BB-1480	35.0 ft 10.67 m	60.0 ft 18.30 m	25.0 ft 7.62 m	0.062 opt 2.13 g/t
BB-1480	70.0 ft 21.35 m	90.0 ft 27.45 m	20.0 ft 6.10 m	0.067 opt 2.30 g/t
BB-1490	120.0 ft 36.60 m	175.0 ft 53.37 m	55.0 ft 16.77 m	0.436 opt 14.95 g/t
BB-1492	160.0 ft 79.30 m	180.0 ft 54.90 m	20.0 ft 6.10 m	0.055 opt 1.89 g/t
BB-1495	185.0 ft 56.42 m	265.0 ft 80.82 m	80.0 ft 24.40 m	0.059 opt 2.02 g/t
BB-1498	145.0 ft 44.22 m	315.0 ft 96.087 m	170.0 ft 51.85 m	0.067 opt 2.30 g/t
Notes:	(1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)

(2) No Significant Mineralization: BB-1444 through BB-1451; BB-1453 through BB- 1455; BB-1459; BB-1461; BB-1467 through BB-1470; BB-1473; BB-1474; BB- 1478; BB-1485 through BB-1489; BB-1491; BB-1493; BB-1499; BB-1502

Table 2. Significant 2011 Drill Hole Assay Results from West Generator (NG) & MCE (MC)

Hole ID (Mining Zone)	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade (opt) (g/t)
NG-1058	40.0 ft 12.20 m	90.0 ft 27.45 m	50.0 ft 15.25 m	0.053 opt 1.82 g/t
NG-1078	100.0 ft 30.50 m	115.0 ft 35.07 m	15.0 ft 4.57 m	0.106 opt 3.64 g/t

Notes:	(1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
(2) No Significant Mineralization: NG-1055; NG-1057; NG-1059 through NG-1062; NG-1064 through NG-1077; NG-1079 through NG-1089; MC-791

Table 3. Significant 2011 Drill Hole Assay Results from Saval.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade (opt) (g/t)
SC-1377	225.0 ft 68.62 m	245.0 ft 74.72 m	20.0 ft 6.10 m	0.057 opt 1.82 g/t
SC-1379	270.0 ft 82.35 m	300.0 ft 91.50 m	30.0 ft 9.15 m	0.064 opt 2.19 g/t
SC-1381	680.0 ft 207.40 m	710.0 ft 216.55 m	30.0 ft 9.15 m	0.076 opt 2.61 g/t
SC-1385	320.0 ft 97.60 m	440.0 ft 134.20 m	120.0 ft 36.60 m	0.072 opt 2.47 g/t
SC-1386	330.0 ft 100.65 m	405.0 ft 123.52 m	75.0 ft 22.87 m	0.081 opt 2.78 g/t
SC-1389	360.0 ft 109.80 m	385.0 ft 117.42 m	25.0 ft 7.62 m	0.056 opt 1.92 g/t
SC-1391	335.0 ft 102.17 m	365.0 ft 111.32 m	30.0 ft 9.15 m	0.088 opt 3.02 g/t
SC-1392	310.0 ft 94.55 m	350.0 ft 106.75 m	40.0 ft 12.2 m	0.075 opt 2.57 g/t
SC-1393	510.0 ft 155.55 m	540.0 ft 164.70 m	30.0 ft 9.15 m	0.068 opt 2.33 g/t
SC-1394	335.0 ft 102.17 m	390.0 ft 118.95 m	55.0 ft 16.77 m	0.229 opt 7.85 g/t
Notes:	(1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
(2) No Significant Mineralization: SC-1376; SC-1378; SC-1382; SC-1383; SC-1387; SC-1388; SC-1390

Table 4. Significant 2011 Drill Hole Assay Results from Pie Creek.

Hole ID	From Feet (ft) Meters (m)	To Feet (ft) Meters (m)	Length Feet (ft) Meters (m)	Gold Grade (opt) (g/t)
PC-136	35.0 ft 10.67 m	80.0 ft 24.40 m	45.0 ft 13.72 m	0.053 opt 1.82 g/t
PC-138	120.0 ft 36.60 m	145.0 ft 44.22 m	25.0 ft 7.62 m	0.145 opt 4.97 g/t
PC-141	130.0 ft 39.65 m	155.0 ft 47.27 m	25.0 ft 7.62 m	0.058 opt 1.99 g/t
PC-144	160.0 ft	190.0 ft	30.0 ft	0.121 opt

	48.80 m	57.95 m	9.15 m	4.15 g/t
PC-146	120.0 ft 36.60 m	160.0 ft 48.80 m	40.0 ft 12.20 m	0.092 opt 3.16 g/t
PC-147	205.0 ft 62.52 m	225.0 ft 68.62 m	20.0 ft 6.10 m	0.051 opt 1.75 g/t
PC-149	150.0 ft 45.75 m	200.0 ft 61.00 m	50.0 ft 15.25 m	0.076 opt 2.61 g/t
PC-151	170.0 ft 51.85 m	200.0 ft 61.00 m	30.0 ft 9.15 m	0.093 opt 3.19 g/t
Notes:	(1) Gold grade reported in Troy ounces per ton (opt) and grams per tonne (g/t)
(2) No Significant Mineralization: PC-135; PC-139; PC-140; PC-142; PC-143; PC-148

Open pit mining at Jerritt Canyon took place from 1981 to 1999 from 13 open pits with total mining production of approximately 5.2 million contained ounces from 29,801,300 tons averaging 0.175 opt (6.00 g/t) Au. The previous open pit mining at Jerritt Canyon ceased when the gold prices were at significantly lower levels (less than $280 per troy ounce).

Previous 2011 surface drill hole assay results have been reported from Mahala, West Mahala, and Starvation Canyon in separate press releases. Geologic and mine engineering modeling are in progress to quantify the resources and reserves amenable to open pit and any potential underground mining and will be reported upon in an NI 43-101 Technical Report scheduled to be published in April, 2012.

Assaying of all samples from the 2011 surface drill program reported in this news release were conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques. Assay intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of the mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.yukon-nevadagold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer B.Sc., Chief Geologist, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427

Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.